Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following episode of the “Absolute Return Podcast” was released on December 13, 2021. A transcript of the podcast is being filed herewith as a written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

Welcome investors to The Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies, your hosts, Julian Klymochko, and Michael Kesslering aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate Financial Technologies. Accelerate because performance matters. Find out more at accelerateshares.com.

Julian Klymochko: Really excited to have prolific inventor, lifelong entrepreneur, and really new venture superstar Bill Gross on the podcast. Bill, welcome. I wanted to kick things off, if you could walk us through your absolutely legendary career history, I think you've had more startups under your belt than anyone else there. So truly inspirational. Can you talk about, you know, where you started, how you got here and also what Idealab is all about?

Bill Gross: Well, thank you very much. You're making me blush. Thank you for all those kind words. Well, I fell in love with entrepreneurship at a very young age. At first, I love making things with my hands. I took woodworking in junior high school. And I love the idea of taking materials and rearranging them to be more valuable to others. I made clocks and coffee tables and Plexiglas telephones, and I sold them at a swap meet. And I really had a lot of joy from that. But then I learned about intellectual property, and I fell in love with taking ideas and making them more valuable to others and using your brain to turn materials into something even more valuable. And I really, really fell in love with that. I started companies that led me to go to Caltech to get my engineering degree. After I graduated from Caltech, I started a software company that was acquired by Lotus.

Then I started educational software company that was acquired by Vivendi. And then that's what led me to Idealab. What happened was it was 1995 and Netscape just had its IPO, and they were maybe one of the first unicorns. They were a billion-dollar company and I had so many different ideas for things that you could do online. I saw basically like a cambrian explosion of opportunity because of this new meteor that struck the earth with the internet. And I had so many different ideas for things I wanted to do. I didn't want to do one of them at a time. I didn't want to be a serial entrepreneur. I wanted to be a parallel entrepreneur. I wanted to do all of them at once. So, I thought, how can I find a way to take everything I've learned about entrepreneurship? Bring it into a new structure under one roof? That was Idealab. Where we could do multiple things at once?

Where can I have a fertile ground to come up with ideas? But spin them off into separate companies. And the structure of Idealab was intended to do exactly that. We've now been doing it for 25 years. We just had a 25-year anniversary. And across that time, we've had more than 5,000 different ideas. We turned 150 of them into companies and we've had 50 successful IPOs and acquisitions. And I just love the idea of looking for big problems in the world that really matter, that really matter to me. And that really matter to the planet and then finding technological innovation to fix those problems. And it's really given me great joy to do that. And it's all led me to, Heliogen. Like everything in my career has built up to this one point. Where I can take everything, I've learned and solve, maybe humanity's biggest problem. How do we power ourselves sustainably?

Julian Klymochko: So, congrats on the 25-year anniversary, 5,000 ideas, 50 successful startups. And you mentioned you're looking to solve big problems. Now when founding all these startups, these new ventures, do you have a specific formula for success and certain things that you look for when going from idea to implementation?

Bill Gross: Yes. There are a few things that I look for sure. The biggest one probably is, do I feel this is something that I need to do? No one else is doing it. I care about it. And it's very personally important to me. Many people talk about having that passion as an entrepreneur to be able to make something successful. So that I think is a given. But then the next thing I look for, biggest characteristic would be a new angle, a new way of looking at problems that other people have not yet seen. Something disruptive that challenges the status quo. What is something that you see that other people haven't seen yet? Now, oftentimes that can lead to failure. Of course, because when you see something that others haven't seen yet, you might not be right. But if you see that thing that challenges the status quo, and you can help make that become true.

That leads to a really, really big opportunity. And it leads to my greatest satisfaction, which is causing something to happen that wouldn't have happened otherwise. There are many businesses you could start that are very good businesses, but they don't bring something new into the world that would've happened if you hadn't done it. And I particularly love that characteristic. It makes it very challenging. It makes it very inspirational for me. It is useful for bringing people along with you in the idea because it's very motivating to people to work on something that is challenging like that. And at this company Heliogen, it's the most mission driven company I've ever had in my career because it has all of those aspects and it's helping humanity so much. It's causing such a challenging thing that we've done to the earth by burning fossil fuels to go away. So, I hope we can really pull that off, but it's really exciting to do that.

Julian Klymochko: Yeah. So, let's get into the exciting happenings at Heliogen. First off, how did the idea come about? How was it born?

Bill Gross: Well, it was born from my passion for making a sustainable a planet for sure. But then it came to, how do we come up with a way to use new computing technology to make renewable energy cheaper than fossil fuels? So, here's the insight that I had. When I told you about looking for a unique characteristic or different angle. So far to date, renewable energy has been competing against fossil fuels, by trying to make material science, make the materials cheaper, make the mass production larger, but there's usually not a large software or computing components involved. And my conclusion or my belief was that of all the commodities in the world, they always fluctuate. You know, steel goes up in price and it comes down at price, you know, beef goes up, it goes down, coffee goes up, it goes down. Everything fluctuates because it's a limited natural resource.

But the one thing that's only going down in price is the cost of computing power because of Moore's law because of more transistors in a given volume because of mass production of that. And because of smarts of the software to run them, computing power is getting cheaper at such a dramatic rate that I felt that was the one thing I can count on to always keep going down in price. And it's already very cheap. I mean, the amount of computing power you could buy today, dwarfs what you could have bought just five years ago. So, I wanted to find a way to use compute power to make renewable energy cheaper. So how could I use AI or computer vision or robotics to do some kind of breakthrough, renewable energy? So that was my premise. So, I started looking at forms of renewable energy where computing could make the impact? Where computing, could make the difference?

And I found that we could use computer vision to take old traditional, concentrated solar and revamp it and revitalize it by new computing power, by using the power of the Nvidia GPU. So, the Nvidia GPU, which really came about because of cryptocurrency mining and because of virtual reality gaming, no one's used that for renewable energy before. In fact, it's burning up energy. People use it for cryptocurrency mining. It's the opposite. But I thought, what about if I use that processing power to control thousands of mass-produced mirrors to achieve higher temperatures than people have done before? I could use computer vision techniques that people never used in solar. They've used those computer vision techniques for image recognition on websites. And they've used those computer vision techniques for all kinds of other things, but not for this. So, I felt there was a new frontier mainly because of computing power and Moore's law. And the GPU is just insane. I mean, now you can do billions of polygons per second to analyze. So, I thought this is a perfect place. So, the idea for Heliogen really came from, let's apply software to reduce the amount of hardware needed to compete with fossil fuels.

Julian Klymochko: And what you've created at Heliogen is AI enabled, concentrated solar power. So, it's some really cool technology. I encourage listeners to take a look online for a video. I was wondering if you can tell us exactly how the process works, how it all comes together?

Bill Gross: I'll do my best to do it in words. But yes, I encourage people to go to our website and take a look at that. Imagine. Solar energy strikes the earth at a thousand watts per square meter. That's a huge amount of energy over the whole earth. It's 10,000 times more than all of humanity needs, but it's pretty diffuse. A thousand watts per square meter, you have a thousand watts in your hair dryer in like one square inch. So, a thousand watts per square meter is pretty diffuse. So, what you need to do is gather that energy over many acres of land to make it useful, you need to spread out your wings and catch all that sunlight over a lot of land. If you just hold your hand out, you don't get that much, but if you hold an acre out, you get a lot, so how do we gather the energy over an acre?

You can do it with simple inexpensive mirrors. The mirrors can reflect the sunlight from an entire acre to a single spot, but only if they're computer controlled very precisely to reflect the light from that one square meter to a single spot, an acre away. So that's what we invented. A way to spread out thousands of small one square meter mirrors. Mirrors basically the size of your tabletop or your TV set. But all these mirrors are very inexpensive, but by computer controlling them to reflect the sunlight to a single spot, we can achieve temperatures that are practically one third the temperature of the surface of the sun. So, we can make very, very intense heat by gathering all the heat from one whole acre and reflecting it to a small spot. So, think of it like a giant computer controlled magnifying glass. We're building a computer controlled magnifying glass, and now we're making such intense heat.

It can replace the burning of fossil fuels. So, let's say we go to a steel mill where they use intense heat or a cement factory where they use intense heat, or mining operations where they use intense heat. They're getting that heat just by burning stuff. They're digging stuff out the ground and burning it. But what if we can spread it out our magnifying glass and make perfectly green heat, no CO2 emissions at all, but all with that clever computer control. Well, that's what we've done. And Heliogen is all about replacing fossil fuels with concentrated sunlight

Julian Klymochko: And that effect of utilizing magnifying glass to concentrate the sunlight. I'm sure everyone has tried that as a kid. You're just now doing at a much, much larger scale.

Bill Gross: Huge scale. It's all about the scale and it's all about the cost. And it's all about doing it at industrial partners who are burning tons of fossil fuel already. So, we're going after the dirtiest industries where there's basically releasing something like 20% of global emissions. Just because, and I think people don't realize this, all of our materials in our life are really just energy. The steel, the concrete, the wood, the buildings, our iPhones, our cases, the aluminum in our case, it's just energy. We're taking materials and embedding energy in them to turn them into the things we love, the things that we use in our life, our cars, our automotive, everything. So, there's so much energy embedded in materials that if we can go after those materials companies and reduce the energy from fossil fuels, but replace the energy with sunlight, we can really make a positive impact. That's what we're doing.

Julian Klymochko: That makes a lot of sense. And the technology's relatively easy to understand now that you break it down like that, but in terms of the business, how does the business model work? From, you know, what I read. I see you're looking to target heat, power, fuel, various industries. Can you talk to us about the planned business model of Heliogen?

Bill Gross: Yes. There are three things that we can do with the heat generate. So fundamentally we are a renewable energy heat company. We take the sun, make it very, very hot. And now we go to customers and say, what do you want to do with that heat? Some customers just need the heat. If they want to melt aluminum ingots, so they want to melt steel, or they want to do their mining operation and they need steam. We just give them the heat. Some customers need electricity. Well then, we take that heat, and we convert it to electricity with a turbine. The great thing about our conversion of heat to electricity is we can do it after the sun goes down. That's one of the most fundamental benefits of our technology. Other technology with solar panels produces electricity, but only when the sun is shining. The minute the sun goes down, or the minute a cloud comes over, the electrons stop.

Our method is gathering the heat from the sun, storing that heat, storing that thermal energy in rocks or sand. We basically have a silo full of rocks and sand. We heat that up to a very high temperature. It's an insulated tank, like a thermos, and it stays hot for a week. So even after the sun goes down, even after multiple cloudy days, we still have that energy stored for our customers to generate the power they need through the night. Because all of our customers are industrial customers who run 24/7. The third thing we can do with that heat is make hydrogen. So, we can split the molecule of water, of H20, with our thermal energy and electricity to make H and O once you make H you make water very, very valuable. Green hydrogen that is made by splitting water with no CO2 emissions whatsoever is extremely valuable because now you have an energy molecule that you can move around the earth. Energy electrons are hard to move long distance. Energy molecules, you can move in pipelines. You can put them on ships, you can move them all over. Just like we move our fossil fuel. Today this is just a green fuel. So, to answer your question about what do we do for our customers. We go to industrial customers and say, we are a 24/7 renewable energy thermal company, what do you need? We build our system on their premises, and we give them the output that they need to run their operations. But now they have control over their own energy. They don't have to buy energy from someone else. They don't have to have a pipeline coming to them with natural gas. They can cut back on that. They don't have to have electricity from the grid. They can cut back on that. They don't have to buy hydrogen from other suppliers. They can cut back on that.

They now make their energy on their own land, adjacent to their factory, and they love that. Because now they can take out all the variability and price over time, all the fluctuations of fossil fuel and they can meet their carbon budgets. Because most of these companies are making decarbonization commitments. Their CEOs come out and say, I'm going to cut my emissions by 30% by 2030. And then they look to their engineers, and they say, how are we going to do it? And then they call us. Basically we're our solution to this challenge because starting basically this decade, 2020 was the turning point, where companies have made these commitments for many reasons. Some of them are governments demanding it, but some of them are customers demanding it. Some customers are demanding that these companies reduce their emissions and sometimes they're investors. I think you've heard about some of the activist investors who have joined the board of Exxon, join the board of Shell, join the board of Chevron. And they're forcing these companies to make commitments, to reduce their carbon emissions over the next decades. And we have technology that helps them do that. So, we are a technology company that helps these companies reduce their fossil fuel budget, reduce their emissions and have more control over their own energy because they make it on their own premises.

Michael Kesslering: Absolutely. And so, there's obviously the financial and environmental benefits for those companies, which is great. In terms of your own unit economics, for each modular five-megawatt plant. How do those break down?

Bill Gross: We go to our customers, and they typically are looking to make something like an 8% to 10% unlevered return. So, they want to buy technology that enables them to make that kind of return and reduce their emissions. And over time we'll be able to deliver that to them. And of course, it depends heavily on incentives or on what are the fossil fuel prices they're paying right now. So, there are some customers we're going to who are very remote. They have a remote location. So, they might be trucking in 350 trucks of diesel per day. While all of a sudden, they're not only avoiding the fossil fuel cost, but they're avoiding the transportation cost of bringing it to that remote location. Because now they can make the energy they need right there at that plant. So, our early customers are going after their locations where they have high fuel prices because of the situation that they're in, they're going after two things. Places where they have high fuel, places where they have land and places where they have the great sunshine. So, we're picking off all the very high sunshine places first.

Michael Kesslering: Something else that you mentioned was hydrogen fuel. So that's obviously being something that's, you know, gaining a lot of traction in the renewable space. And overall few energy needs in general. What do you think is the main roadblock to greater hydrogen adoption versus fossil fuels?

Bill Gross: That is a great question. I think hydrogen opportunity is going to be explosive this decade and next decade and I'll explain why. Hydrogen is the most abundant element in the universe. It's 73% of every atom in the entire universe. However, on earth, almost every molecule of hydrogen is embedded in something else, meaning it is connected to something else. It's either in water as H2O or it's in fossil fuel like methane as CH4 or it's in biological mass or wood or our bodies. There's no loose hydrogen floating around you can mine or find. So, any hydrogen you get, you have to put energy to separate it from something else. So right now, the market for hydrogen globally is about a hundred billion a year. And something like 99.9% of it is dirty hydrogen made by splitting it off, of methane, off, of CH4.

So, the market for hydrogen, because you get hydrogen from methane, the way you get it off, of methane is you put energy into it to split it off, of methane. The energy comes from burning some of the methane to get that off. So, you get a double whammy of CO2 emissions. You get CO2 emissions from heating up methane to burn it. And then you get CO2 emissions when you split the hydrogen off, the C’s come off and go into the atmosphere. So, you get double hit, so the market for hydrogen is capped at a hundred billion because if you make more of it, you're just releasing more emissions. We are going to make our hydrogen by splitting it from water. When you split it from water and the only thing that comes off is oxygen. So, it's completely clean. There's no C in H2O.

It's only H and O. So, we uniquely can make that hydrogen with solar energy, with no burning of methane. So, McKinsey believes that with us doing that or others doing that, the market for hydrogen goes from a hundred billion to a trillion. So, there's a trillion-dollar opportunity for hydrogen, if it were green, and we're helping make that transition possible. So, the hydrogen market has been held back. Not because people would love to have more hydrogen because it's an incredible fuel. It's the most energy dense fuel there is. It's just because the only way to get it now is to burn methane, which you may as well to burn methane if you're going to burn something, just use the methane. So, what do you do with hydrogen if you have green hydrogen? Every long-distance transportation, shipping, cargo, aviation, trains, all of those things could be powered by green hydrogen. So that’s why McKinsey says there's this trillion-dollar market and maybe over the next decade, multiple trillions of dollars. So, hydrogen has been held back because it's not green. Our company is working to make green hydrogen at scale affordable. And that could be a game changer.

Julian Klymochko: Yeah, certainly a game changing technology and massive market opportunity now to capitalize on that. Recently announced a going public transaction through a merger with Athena Technology Acquisition. Why are you going public at this stage?

Bill Gross: Well, something happened last year. I told you how the world changed. I think during COVID almost every company started reevaluating, what are they doing for the energy transition. That happened for a few reasons, activist shareholders that we talked about, customers demanding companies reduced their emissions, but for a while their fossil fuel prices went negative. I don't know if you remember last year in the middle of the pandemic fossil fuel prices went negative. Then they've gone up a lot. The volatility of fossil fuel prices is scaring every company, every company who has a major portion of their budget as fossil fuel, they can't build their business with that kind of unreliability. So, they have all taken bigger steps to make an energy transition this decade. So, we had a company that was in the right place at the right time. We have a technology that can help them.

We were growing our company to profitability and all of a sudden, our inbound demand became greater than what we could possibly build. And we thought, why not grow faster and really make this the game changing company in history? My dream is to make a significant dent in reducing CO2 emissions around the world and show the way and lead this for decarbonization. The SPAC opportunity gave us the chance to have the capital to not grow just slowly and build a profitable company, but to grow massively and build a wildly profitable company. So, the combination of us having the technology ready, having the customer demand that is off the charts. And then now the capital allows us to grow our company to meet that demand.

Julian Klymochko: So, speaking of growth, more of a hypergrowth story, you're forecasting more than 1 billion of revenue by 2025, which represents just tremendous growth. What's a strategy to accomplish the significant growth rate and what sort of risks and opportunities should investors consider?

Bill Gross: Our strategy is to leverage our modular execution approach. So, you mentioned earlier, Michael, we have this five-megawatt module. We build a single module of five megawatts specifically so we can scale smartly because we only build that one thing over and over again. So, a customer wants 50 megawatts. We don't redesign a new plant for them for 50 megawatts. We sell them 10, five megawatts. If they want a gigawatt, we sell them 200. So, by having a modular system that can be mass produced in a factory, we can deploy very methodically and grow to a billion revenues. And then eventually we have a projection of 2.4 billion in 2026, and then even faster growth beyond that. We even have the potential to do licensing to grow faster than that down the road. Because our technology is so software based, it's scalable by handing this off to other partners to build on our behalf. So licensing is not in our forecast yet, but it's a specific add that we have to even grow faster in the out years. And we're looking forward to that.

Julian Klymochko: I was wondering more details about sort of the future growth story beyond kind of 10 years, where do you see Heliogen, you know, way out the curve calls it, you know, 15, 20 years down the line?

Bill Gross: Well, I would like us to be the single largest industrial decarbonization company in the world. I would like to show the way for industrial companies to take their emissions down to zero. And we can show that by taking these early customers. Taking 1%, 2%, 3%, 5%, 10% at a time and show that we can be profitable for them and reduce their emissions at the same time. That's what every company wants. Basically, the CFO is caring about the profits and the CEO is caring about the commitment. And if we could make both of them happy with our technology, then we can scale pretty much to infinity and beyond. The energy industry is the largest industry on earth. The global GDP is 86 trillion dollars and the energy industry is 8.6 trillion. It's 10% of the entire global GDP. So much of that can be replaced by concentrated sunlight. We want to show the way that's a huge scale opportunity to really make a difference.

Michael Kesslering: So, I love hearing how you talk to about how you think about entrepreneurship. Do you have any advice for founders that are just beginning their entrepreneurship journey on idea generation and overall execution and taking an idea to an actual business?

Bill Gross: I have 25. For our 25th anniversary and it's at our website. I sat down and thought of the 25 biggest lessons I've learned in the last 25 years. And I tried to distill out all the pain and success from everything we've seen into 25 lessons. I made a short video out of each of them. I'll tell you a few key ones right now that I would say any entrepreneur really needs to follow. The first one is follow your heart. There are so many ups and downs in starting a company that you need to be so passionate about what you're doing, that you use that to carry you through the tough times. So that's for sure. The second one is, definitely look for your proprietary angle. I told you before. I try and look for some differentiation, some new way to combine a new technology that's available to disrupt an industry.

I really feel it is important to have a differentiable angle and protectable IP. I really feel that it's really important to find something that you can defend yourself, even if you're not going to go sue someone over your patents, but just to be able to explain to customers, to investors, to your employees, what's your fundamental, underlying technical differentiation. So, I definitely think that's very, very important. Another lesson I've learned is very important to be success sensitive, not delusion sensitive, meaning do whatever it takes to get the money you need a scale your company, don't worry about optimizing for the last dollar or the highest valuation. As an individual company your success is sort of more digital, you know, one or zero, you know, in a portfolio, maybe you can optimize across many, but as an entrepreneur with your own company, it's so important to have the capital you need to make it that I really urge entrepreneurs and many of the CEOs that I've hired over the years to be success sensitive, not dilution sensitive. And then finally, one more of the 25, but I really urge people to look at all of them, is just persistence. I've learned that almost every effort is going to have some dark days in the middle. You start off with your idea and you feel like it's incredible and wonderful. Everything's going to work out great. And then you get this dark swamp of despair that you have to cross in the middle when things aren't going the way you hoped and your ability to cross that. And everybody experienced that. Steve Jobs experience it. He got fired from his own company. Walt Disney experienced it. He mortgaged every last penny he had to start Disneyland. He was down in the dumps.

He mortgaged his company once before with Snow White, the first full length feature film, everybody would say it was crazy to make a full-length feature animated film, but he was so persistent to cross that chasm of despair to get to the other side and have success. It's very, very rare. You often read about it in the press because they love to talk about it. They often leave out the hard times in the middle. It sounds like a company just starts off and it's up rocket ship to the right. It almost never is. So, I really urge entrepreneurs to dig deep and understand that that's going to be part of the journey, but when you cross that part of the journey and get successful, eventually it'll be even more sweet. So those are just a few lessons I've learned. I hope those can be helpful to somebody. I really love sharing them because I believe entrepreneurship is a really great way to unlock human potential. Like I think when you build an entrepreneurial company and you have shared equity and people with a shared mission and you succeed, you really have changed the world and you really make people's lives better. So, I feel like it's so valuable to do, but I want people to understand some of the heartache that goes with it. So they appreciate that, and they fight through that, to get that value in the end.

Julian Klymochko: Yeah. This is some wonderful tips. So, we appreciate that Bill and wish we had you longer so we could go through all 25, unfortunately got to let you go. But prior to getting that, one last fun question. What's your favorite moonshot technology idea that you haven't invented yet?

Bill Gross: Oh boy, I think there's biological innovation right now going on with computing as well to make us healthier. Look, I think the vaccine we just had was a miracle of science and brilliance. I think we're going to be using AI technologies to do more experimentation on things like that to make us healthier. I also think that AI is going to improve our lives in many, many other ways. I think there's a lot of stuff going to come in the next 20 years that's going to blow our minds.

Julian Klymochko: Okay, awesome. So, if investors are interested in learning more about the story, encourage you to check out the filings. It's currently trading under the ticker symbol, ATHN. And once the merger closes, the symbol will be HLGN. So, Bill, thank you so much sharing your wisdom, everything you got going on at Heliogen, super valuable stuff. So, thank you very much.

Bill Gross: Thank you so much. Really, really a pleasure.

Julian Klymochko: Wish you the best. Bye everybody.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.AccelerateShares.com. The views expressed in this podcast to the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct indirect or consequential loss or damage suffered by any person as a result relying on all or any part of this podcast and any liability is expressly disclaimed.

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that has been declared effective by the SEC, which includes a prospectus of Athena with respect to the securities to be issued in connection with the business combination with Heliogen, Inc. (“Heliogen”) and a definitive proxy statement of Athena with respect to the Special Meeting. The combined proxy statement/prospectus relating to the proposed business combination will be mailed to Athena’s stockholders on or about December 6, 2021. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials contain important information about Heliogen, Athena and the proposed business combination and related transactions. The definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of November 23, 2021. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924- 0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are contained in the definitive proxy statement/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.